ANNUAL MEETING OF SHAREHOLDERS OF

EURODRY LTD.

COMMON STOCK

July 23, 2026

COMPANY NUMBER	
ACCOUNT NUMBER	
CONTROL NUMBER	

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

If you want to receive a paper or e-mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before July 9, 2026.

Please visit http://eurodry.agmdocuments.com/agm2026.html, where the following materials are available for view:

- Notice of Meeting
- Proxy Statement
- Proxy Card
- Form 20-F Annual Report

TO REQUEST MATERIAL:

TELEPHONE: 1-888-Proxy-NA (1-888-776-9962) or +1-201-299-6210 (worldwide)

E-MAIL: helpAST@equiniti.com

WEBSITE: us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials

TO VOTE:

ONLINE: To access your online proxy card, please visit **www.voteproxy.com** and follow the on-screen instructions or scan the QR code with your smartphone. You may enter your voting instructions at **www.voteproxy.com** up until 11:59 PM Eastern Time the day before the meeting.

IN PERSON: You may vote your shares in person by attending the Annual Meeting.

MAIL: You may request a card by following the instructions above.

1. Election of Directors:

NOMINEES:

Aristides J. Pittas	Class C Director
Anastasios Aslidis	Class C Director
Aristides P. Pittas	Class C Director

Please note that you cannot use this notice to vote by mail.

2. APPROVAL OF APPOINTMENT OF AUDITORS

Approval of the appointment of Deloitte Certified Public Accountants, S.A. as the Company's independent auditors for the fiscal year ending December 31, 2026.

3. OTHER BUSINESS - To transact other such business as may properly come before the meeting or any adjournment thereof.